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                              July 13, 2020

       Sanjiv K. Patel, M.D.
       President and Chief Executive Officer
       Relay Therapeutics, Inc.
       399 Binney Street, 2nd Floor
       Cambridge, MA 02139

                                                        Re: Relay Therapeutics,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 9, 2020
                                                            File No. 333-239412

       Dear Dr. Patel:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 8, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed July 9, 2020

       RLY-4008, a selective inhibitor of FGFR2 , page 113

   1. We note your response to comment 1 and your statement that you have removed any references to these
comparisons. However, we note comparisons of RLY-4008 in pre-
                                                        clinical models to
other approved drugs or FGFR inhibitors in development on pages 116-
                                                        121 (e.g., figures 18,
19, 20, 21 and 23) without additional disclosure that provides appropriate context for
investors, e.g., as a non-exhaustive list, discussion that highlights the early stage nature
of your RLY-4008 program, differing dosages and patient
                                                        populations and, as
referenced in your response, that you will need to generate the bulk of the clinical data
necessary to support marketing approval. Please revise your disclosure to include appropriate
context for these comparisons or remove them.
 Sanjiv K. Patel, M.D.
Relay Therapeutics, Inc.
July 13, 2020
Page 2
Notes to Consolidated Financial Statements
7. Convertible Preferred Stock
Conversion, page F-20

2. Please confirm whether the mandatory conversion of your Series A and Series B convertible preferred stock is subject to the minimum per share price of $22.80 in the closing of a firm commitment underwritten public offering. If so, please explain to us your assumption of automatic conversion given that your proposed offering price range is below that amount.
3. Please revise your disclosure of the conversion ratio of your preferred stock to reflect the reverse stock split.
       You may contact Rolf Sundwall at 202-551-3105 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Christine Westbrook at 202-551-5019 with any other questions.



                                                             Sincerely,
FirstName LastNameSanjiv K. Patel, M.D.
                                                             Division of
Corporation Finance
Comapany NameRelay Therapeutics, Inc.
                                                             Office of Life
Sciences
July 13, 2020 Page 2
cc:       Gabriela Morales-Rivera, Esq.
FirstName LastName